 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y2187A127
(CUSIP Number)

George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, NY 10022
 (212) 847-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

December 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A127			Page 2 of 6 Pages
1		NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,594,674**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,594,674**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,594,674**
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

** Includes 173 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. Y2187A127			Page 3 of 6 Pages
1		NAME OF REPORTING PERSON GOLDENTREE ASSET MANAGEMENT LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,594,674**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,594,674**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,594,674**
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

** Includes 173 shares of Common Stock issuable upon exercise of warrants.

CUSIP No. Y2187A127			Page 4 of 6 Pages
1		NAME OF REPORTING PERSON STEVEN A. TANANBAUM
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,947
	8	SHARED VOTING POWER 8,594,674**
	9	SOLE DISPOSITIVE POWER 164,947
	10	SHARED DISPOSITIVE POWER 8,594,674**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,759,621**
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

** Includes 173 shares of Common Stock issuable upon exercise of warrants.

Introductory Statement

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on April 11, 2016, as amended by Amendment No. 1 filed on June 1, 2016, Amendment No. 2 filed on July 1, 2016 and Amendment No. 3 filed on August 16, 2016 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Eagle Bulk Shipping Inc., a Marshall Islands corporation (the “Company”).  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 is amended and supplemented by adding thereto the following:
The information contained in Item 6 of this Amendment is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5(a) is amended and supplemented by adding thereto the following:
As of the date of this Amendment, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Amendment.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Amendment of the Common Stock outstanding.  The percentages used in this Amendment are calculated based upon (i) the 48,106,827 shares of Common Stock reported to be outstanding as of November 9, 2016 by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2016, plus (ii) the 173 shares of Common Stock issuable upon exercise of warrants held by the Reporting Persons.
Following shareholder approval and the satisfaction or waiver of the closing conditions under the Stock Purchase Agreement (as defined below), the Reporting Persons will acquire beneficial ownership of 2,500,000 shares of Common Stock, pursuant to the terms of the Stock Purchase Agreement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is amended and supplemented by adding thereto the following:
On December 13, 2016, the Company, certain Funds and other investors named therein entered into a Stock Purchase Agreement dated December 13, 2016 (the “Stock Purchase Agreement”), pursuant to which such Funds agreed to purchase an aggregate of 2,500,000 shares of Common Stock for an aggregate purchase price of $11,250,000.  The closing under the Stock Purchase Agreement is subject to the conditions specified therein.  Such Funds may terminate their obligations under the Stock Purchase Agreement if the transactions contemplated thereby fail to close on or prior to the date that is ten (10) business days following the Company’s Special Meeting (as defined in the Stock Purchase Agreement).
The foregoing description of the Stock Purchase Agreement is qualified by reference to the Stock Purchase Agreement, see Exhibit 99.1 hereto.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1 –Stock Purchase Agreement, dated December 13, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed December 13, 2016).

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: December 14, 2016
By:	/s/ Steven A. Tananbaum
Steven A. Tananbaum, individually and as senior managing member of GoldenTree Asset Management LLC for itself and as the general partner of GoldenTree Asset Management LP